Mail Stop 4561
                                                           August 15, 2018


Bryan J. Wiener
Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190


       Re:    comScore, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 23, 2018
              File No. 001-33520

Dear Mr. Wiener:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31. 2017

   1. We note that you "have not filed and do not intend to file separate Annual Reports on
      Form 10-K for the years ended December 31, 2015 and 2016." Provide your analysis as to why the filing of these reports is not necessary.

   2. Further, you disclose on page 136 that your previously issued financial statements for the quarters ended March 31, June 30 and September 30, 2015 should no longer be relied upon and as a result, you have restated certain data in each of these quarterly periods although you have not filed amendments to the previously filed Forms 10-Q for each of these periods. Please explain to us why you believe that filing amendments is not required. We refer you to Question 133.01 of the Compliance and Disclosure
      Interpretations concerning Exchange Act Rules.
 Bryan J. Wiener
comScore, Inc.
August 15, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 with any questions.


                                                          Sincerely,
                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services